FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           June 6, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	6 th June 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about June 1, 2003

Item 3. Press Release

June 1, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

High Court Rejects Greymouth Revenue Grab

Wellington, New Zealand – June 1, 2003 - /PRNewswire/- Indo-Pacific Energy Ltd. (OTCBB: INDOF)

In a May 30, 2003 decision, the New Zealand High Court rejected the key monetary claims of Greymouth Petroleum against an Indo Pacific subsidiary and confirmed Indo's entitlement to 100% of "Goldie" oil and gas net revenues until Indo has recovered US$11 million; being six times the US$1.85 million sole risk cost of the Goldie-1 discovery well. After this amount has been received, Indo's share is 40% of all revenues until Indo has received another US$5.5 million and thereafter Indo's share is 5%.

Item 5. Full Description of Material Change

High Court Rejects Greymouth Revenue Grab

Wellington, New Zealand – June 1, 2003 - /PRNewswire/- Indo-Pacific Energy Ltd. (OTCBB: INDOF)

In a May 30, 2003 decision, the New Zealand High Court rejected the key monetary claims of Greymouth Petroleum against an Indo Pacific subsidiary and confirmed Indo's entitlement to 100% of "Goldie" oil and gas net revenues until Indo has recovered US$11 million; being six times the US$1.85 million sole risk cost of the Goldie-1 discovery well. After this amount has been received, Indo's share is 40% of all revenues until Indo has received another US$5.5 million and thereafter Indo's share is 5%.

The Court rejected Greymouth's claim that would have reduced the sole risk premium by at least a third and rejected Greymouth's claim that the joint venture agreement should be construed as entitling Greymouth to a 92% interest rather than the 60% which it had purchased, and rejected Greymouth’s claim to any portion of the revenues since first production in March 2001. The Court also rejected the claim by Greymouth that, other than with respect to by-product gas, Indo had "sub-optimally" produced petroleum from Goldie. The Court also rejected Greymouth’s claim that it was entitled to the gas under the Ngatoro Gas Contract.

Indo was disappointed with the Court's interpretation of the joint venture agreement to the effect that although Indo did not sub-optimally produce Goldie, it should have formally submitted a development plan and permitted Greymouth to have joint venture voting rights during the sole risk recovery period and that Indo, despite then holding a gas flaring permit, should have discontinued production until Greymouth could purchase the by-product gas which was being flared. As a consequence of these and related findings Greymouth may be entitled to some recompense and is now entitled to put the replacement of operator to the operating committee vote. This would enable Greymouth to take over as operator in the near future. Greymouth made much of these secondary findings in its May 30th press release but Indo notes Greymouth's release avoided any mention of the rejection by the Court of Greymouth's key monetary claims respecting entitlement to revenues.

Dave Bennett, President of Indo commented: "Greymouth is welcome to operatorship given that Indo's paramount entitlement to Goldie revenues has been recognized by the High Court. We have the protection of the joint venture agreement, in addition to which the Court states that Goldie should be put back into production as rapidly as possible and explicitly noted that we can apply for injunctive relief if Greymouth fail to perform. We will take all steps necessary to see that the operator gets Goldie producing for us without unreasonable costs or delays. Meanwhile, we have an active program of exploratory drilling, appraisal and development activities elsewhere in onshore Taranaki to complete".

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 1, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

High Court Rejects Greymouth Revenue Grab

Wellington, New Zealand – June 1, 2003 - /PRNewswire/- Indo-Pacific Energy Ltd. (OTCBB: INDOF)

In a May 30, 2003 decision, the New Zealand High Court rejected the key monetary claims of Greymouth Petroleum against an Indo Pacific subsidiary and confirmed Indo's entitlement to 100% of "Goldie" oil and gas net revenues until Indo has recovered US$11 million; being six times the US$1.85 million sole risk cost of the Goldie-1 discovery well. After this amount has been received, Indo's share is 40% of all revenues until Indo has received another US$5.5 million and thereafter Indo's share is 5%.

The Court rejected Greymouth's claim that would have reduced the sole risk premium by at least a third and rejected Greymouth's claim that the joint venture agreement should be construed as entitling Greymouth to a 92% interest rather than the 60% which it had purchased, and rejected Greymouth’s claim to any portion of the revenues since first production in March 2001. The Court also rejected the claim by Greymouth that, other than with respect to by-product gas, Indo had "sub-optimally" produced petroleum from Goldie. The Court also rejected Greymouth’s claim that it was entitled to the gas under the Ngatoro Gas Contract.

Indo was disappointed with the Court's interpretation of the joint venture agreement to the effect that although Indo did not sub-optimally produce Goldie, it should have formally submitted a development plan and permitted Greymouth to have joint venture voting rights during the sole risk recovery period and that Indo, despite then holding a gas flaring permit, should have discontinued production until Greymouth could purchase the by-product gas which was being flared. As a consequence of these and related findings Greymouth may be entitled to some recompense and is now entitled to put the replacement of operator to the operating committee vote. This would enable Greymouth to take over as operator in the near future. Greymouth made much of these secondary findings in its May 30th press release but Indo notes Greymouth's release avoided any mention of the rejection by the Court of Greymouth's key monetary claims respecting entitlement to revenues.

Dave Bennett, President of Indo commented: "Greymouth is welcome to operatorship given that Indo's paramount entitlement to Goldie revenues has been recognized by the High Court. We have the protection of the joint venture agreement, in addition to which the Court states that Goldie should be put back into production as rapidly as possible and explicitly noted that we can apply for injunctive relief if Greymouth fail to perform. We will take all steps necessary to see that the operator gets Goldie producing for us without unreasonable costs or delays. Meanwhile, we have an active program of exploratory drilling, appraisal and development activities elsewhere in onshore Taranaki to complete".

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.